Exhibit 99.3

RISK FACTORS

Investing in the Notes involves a high degree of risk. In addition to the other information included in this offering memorandum, you should carefully consider the risks described below before investing in the Notes. The following factors, individually and in the aggregate, could cause our business, results of operations and financial condition to suffer or materially differ from expected and historical results. As a result, the value of the Notes may decline, and you might lose part or all of your investment.

Risks Related to Our Business and Industry

Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation. Failure to comply with existing or future laws and regulations related to cybersecurity, information security, privacy and data protection could lead to government enforcement actions, which could include civil or criminal fines or penalties, investigation or sanction by regulatory authorities, private litigation, other liabilities, and/or adverse publicity. Compliance or failure to comply with such laws could increase the costs of our products and services, could limit their use or adoption, and could otherwise negatively affect our operating results and business.

We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cybersecurity Law, to ensure the confidentiality, integrity and availability of the information of our users, customers, third-party agents, content providers and other data, which is also essential to maintaining their confidence in our online products and services. However, the interpretation and application of such laws in China and elsewhere are often uncertain and in flux.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning data protection.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. Specifically, regulatory authorities in China have implemented and may implement further legislative and regulatory proposals concerning cybersecurity, information security, privacy and data protection. New laws and regulations that govern new areas of data protection or impose more stringent requirements may be introduced in China. In addition, the interpretation and application of cybersecurity, information security, privacy and data protection laws in China are often uncertain and in flux. It is possible that existing or newly-introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect our business practice and force us to change our business practices. For example, the SCNPC, promulgated the Cybersecurity Law in November 2016, which requires network operators to perform certain functions related to cyber-security protection and strengthened network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity and confidentiality and usability of network data. The Cybersecurity Law further provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on CIIO. Furthermore, according to the Cybersecurity Review Measures promulgated by the CAC and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, CIIO must pass a cybersecurity review when purchasing network products and services which may affect national security. On August 17, 2021, the State Council promulgated the “Regulations on Protection of Security of Critical Information Infrastructures”, which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” refer to critical network facilities and information systems involved in important industries and fields, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the relevant governmental authorities are responsible for promulgating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the CIIO in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the CIIO. However, as these regulations were newly issued and the governmental authorities may further enact detailed rules or guidance with respect to the interpretation and implementation of such regulations, it remains unclear whether we will be identified as a CIIO. If we provide or are deemed to provide network products and services to CIIO, or we are deemed as a CIIO, we would be required to follow the relevant cybersecurity review procedures, and could be subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities. During such review, we may be required to suspend providing the existing or any new services to our clients, and such review could also result in negative publicity to us and diversion of our managerial and financial resources. Furthermore, if we are identified as a CIIO, additional obligations will be imposed on us with respect to the protection of critical information infrastructure, including the obligations to set up a special security administration department and to conduct security review on the background of personnel in charge of such department or holding other key positions in such department.

On July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures for public comments, which required that, in addition to CIIO, any “data processor” carrying out data processing activities that affect or may affect national security or seeking oversea listing while possessing a large quantity of personal data should also be subject to the cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country. As the revised draft Cybersecurity Review Measures have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, we still face uncertainties that the measures may be enacted, interpreted or implemented in ways that will negatively affect us. The draft measures also remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and intend to conduct further equity or debt offerings, such as us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this offering memorandum, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected, if we are to be deemed a critical information infrastructure operator using network products or services without having completed the required cybersecurity review procedures.

In June 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the importance of data and provides a national security review procedure for those data activities, which may affect national security and imposes export restrictions on certain data and information. In addition, recently, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and further emphasized to strengthen the cross-board regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. Furthermore, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law to be effective on November 1, 2021, which provides that personal information generated and collected by CIIOs in China should be stored within the territory of the PRC. Currently, the interpretation, application and enforcement of these laws, rules and regulations are evolving continuously and compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

Compliance with the above PRC laws and regulations including the Cybersecurity Law, the Regulations on Protection of Security of Critical Information Infrastructure, the Cybersecurity Review Measures and the Data Security Law, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including laws and regulations regarding the cybersecurity, information security, privacy and data protection, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. For example, PRC regulators, including the Department of Public Security, the Ministry of Industry and Information Technology, or the MIIT, the SAMR and the CAC, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified. As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

While we have taken various measures to comply with all applicable laws and regulations regarding cybersecurity, information security, privacy and data protection in China, we cannot assure you that the measures we have taken or will take are adequate under the Cybersecurity Law, and we may be held liable in the event of any breach of the relevant requirements under the Cybersecurity Law or other relevant laws and regulations. Any failure or perceived failure by us to prevent information security breaches or to comply with data security and privacy policies or related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other data, could cause our customers to lose trust in us and could expose us to legal claims or penalties. Any perception by the public that privacy of user information or data security are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our products and services generally. We expect that these areas will be subject to greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant customer contracts. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services in the ordinary course of our business operations, and cooperated and will keep cooperating in the future with the competent regulators in these respects. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business, hinder our global expansion or negatively affect the trading prices of our ADSs, shares and/or other securities. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

We may not be able to successfully implement our growth strategies or manage our growth.

Our total net revenues generated from hosting and related services increased from RMB3,401.0 million in 2018 and further to RMB3,789.0 million in 2019, and further to RMB4,829.0 million (US$747.9 million) in 2020, representing a compound annual growth rate, or CAGR, of 19.2%. For the six months ended June 30, 2021, our total net revenue generated from hosting and related services increased to RMB2,883.9 million (US$446.7 million) from RMB2,234.9 million during the same period in 2020. The total number of cabinets under our management increased from 30,654 as of December 31, 2018 to 36,291 as of December 31, 2019 and further increased to 53,553 as of December 31, 2020. As of June 30, 2021, the total number of cabinets under our management amounted to 62,876. In order to meet growing customer demands, we plan to continue to increase our service capacity through new self-built data centers and new phases of existing self-built data centers, which require us to commit a substantial amount of operating and financial resources. Furthermore, we intend to continue expanding our overall service offerings, customer base, employee headcount, and operations. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows.

In addition, site selection of data centers is a critical factor in our expansion plans. The lack of suitable properties available with the necessary combination of high power capacity and optical fiber connectivity may have a negative impact on our revenue growth. We may overestimate the demand for our services in the markets where we operate and increase our data center capacity or expand our internet network more aggressively than needed, which may cause an increase in our costs and expenses and have a negative impact on our gross profit margins. Furthermore, the costs of construction and maintenance of new data centers constitute a significant portion of our capital expenditures and operating expenses. If our planned expansion does not achieve the desired results, our business, profitability and results of operations could be materially and adversely affected.

We have been providing retail data center service to customers by offering them colocation, interconnectivity and other value-added services with standardized cabinets since our inception. In 2019, we developed our “dual-core” growth strategy to expand into wholesale data center service to construct and develop hyper scale data center sites for large-scale technology companies based on their customized standards. The wholesale data center service market has a different competitive landscape, and different consumer preferences and spending patterns from the retail data center service market. We may need to build brand recognition in this market through further investments in sales and promotional activities in addition to those that we originally planned. Our ability to attract customers of wholesale services will depend on a variety of factors, including our capabilities in data center design, construction and delivery, data centers’ operating reliability and security as well as our management and maintenance services. Our inability to develop, provide or effectively execute any of these initiatives may hinder the implementation of this new growth strategy and may adversely affect our business, financial condition and results of operations.

Furthermore, if our information systems are unable to support the demands placed on them by our growth, we may need to implement new systems, which would be disruptive to our business. We may also initiate similar network upgrades in the future if required by our operations. If we fail to improve our operational systems or to expand our customer service capabilities to keep pace with the growth of our business, we could experience customer dissatisfaction, cost inefficiencies, and lost revenue opportunities, which may materially and adversely affect our results of operations.

We may not be able to increase sales to our existing customers and attract new customers, which would adversely affect our results of operations.

Our growth depends on our ability to continue to expand our service offerings to existing customers and attract new customers. Our customer base for hosting and related services increased from nearly 5,000 enterprise customers as of December 31, 2018 to more than 6,000 as of June 30, 2021. Our average monthly recurring revenues per cabinet for managed retail services was RMB8,258, RMB8,747, RMB8,984 (US$1,391.4), RMB8,853 and RMB9,078 (US$1,406.0) for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively. We may be unable to sustain our growth for a number of reasons, such as:

•	capacity constraints;

•	inability to identify new locations or reliable data centers for cooperation or lease;

•	a reduction in the demand for our services due to economic recessions;

•	inability to market our services in a cost-effective manner to new customers;

•	inability of our customers to differentiate our services from those of our competitors, or inability to effectively communicate such distinctions;

•	inability to successfully communicate the benefits of data center service to businesses;

•	the decision of businesses to host their internet infrastructure internally or in other hosting facilities as an alternative to the use of our data center service;

•	inability to increase our sales to existing customers; and

•	reliability, quality or compatibility problems with our services.

A substantial amount of our past revenues was derived from service offerings to existing customers. Our costs associated with increasing revenues from existing customers are generally lower than costs associated with generating revenues from new customers. Therefore, slowing revenue growth or declining revenues from our existing customers, even if offset by an increase in revenues from new customers, could reduce our operating margins. Any failure to grow our revenues from existing customers or attract new customers for a prolonged period of time could have a material adverse effect on our results of operations. Certain of our existing customers that have strong in-house IT capabilities may choose to build their own data centers, which could adversely affect our ability to increase our sales to them. If we are unable to satisfy the needs or requirements of our significant customers, such as industry-leading internet companies or cloud service providers, we may not be able to retain them for existing services or attract them to purchase additional services from us, which may materially and adversely affect our business, financial condition and results of operations.

Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.

In order to meet customer demand in some of our existing and new markets, we need to expand existing data centers, lease new facilities or obtain suitable land to build new data centers. Expansion of existing data centers and/or construction of new data centers are currently underway, or being contemplated, in many of our markets. Such expansion and construction require us to carefully select and rely on the experience of one or more designers, general contractors, and subcontractors during the design and construction process. If a designer, general contractor, or significant subcontractor experiences financial or other problems during the design or construction process, we could experience significant delays and incur increased costs to complete the projects, resulting in an adverse impacts on our results of operations.

Government policies and restrictions on the construction of new data centers or the expansion of existing data centers may also have a material impact on our business. For example, since January 2019, the MIIT, and other regulatory authorities encourage data centers to adhere to certain average levels of energy conservation and aim to reach several goals including, among others, maintaining the power usage effectiveness, or PUE, of newly constructed large and extra-large data centers at or below 1.4 from the year 2022 onward. Some local governmental authorities also issued regulations and relevant implementation rules in order to control the construction and expansion of data centers. For example, on September 6, 2018, the General Office of the People’s Government of Beijing Municipality issued a notice prohibiting new construction or expansion of data centers which are involved in providing internet data services or information processing and storage support services within certain areas of Beijing. In April, 2021, the Beijing Municipal Bureau of Economy and Information Technology published the Implementation Plan (2021-2023) on Coordinated Development of Data Centers in Beijing, which provides that the PUE of newly constructed cloud data centers should be controlled below 1.3. Governmental authorities in Shanghai announced the similar guidance on January 2, 2019, which provides that the PUE of newly constructed internet data centers is required to be strictly controlled below 1.3, and the PUE of reconstructed internet data centers is required to be strictly controlled below 1.4. Moreover, in July 2021, the Development and Reform Commission of Beijing Municipality published a Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects to strengthen the energy conservation review of data centers and charge more expensive and differentiated power tariffs accordingly for data centers with PUEs above 1.4. These regulatory developments and uncertainties regarding their implementation may adversely affect the expansion and/or construction progress of our data centers. While we endeavor to obtain the required regulatory approvals for the development and operation of our data centers (including fixed asset investment project filings and conducting energy conservation examinations of our data center construction projects to meet the requirements under national and local laws and regulations), we cannot assure you that all of our data centers have met the requirements or that we have obtained or will obtain all relevant approvals, the lack of which could have an adverse effect on our business and expected growth.

In addition, we need to work closely with the local power suppliers in the regions where we plan to expand existing data centers or construct new data centers. If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans, which could have a material and adverse effect on our revenue growth, profitability and results of operations.

The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition.

Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, or COVID-19, in China. In the first half of 2020, the COVID-19 pandemic resulted in quarantines, travel restrictions, and the temporary closure of business venues and facilities in China, with some of these restrictive measures still sporadically in effect today. Furthermore, despite that many countries rolled out vaccination programs in early 2021, some countries and regions including India and certain parts of China have experienced resurgence of new COVID-19 cases, and the spread of mutant strains of COVID-19 brings further uncertainty to the control and management of COVID-19 pandemic. In response to the pandemic, we implemented remote working arrangements and suspended our offline customer acquisition activities and business travels to help ensure the safety and health of our employees. All of these measures have affected general commercial activities in China and our operating activities.

Despite successful rollout of vaccination in some countries against the COVID-19, the duration and severity of the spread of the COVID-19 pandemic are not predictable. The global spread of the COVID-19 pandemic in major countries of the world may continue and result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. If the construction of new data centers or the expansion of existing data centers cannot be completed or delivered on time due to the COVID-19 pandemic, we might be unable to meet our customer demand in the existing and new markets as expected, which may adversely and materially affect our business, financial condition and results of operations. Any economic slowdown in China due to the outbreak of COVID-19 may have a negative impact on our capital expenditures, which may further result in insufficient funds for our future expansion or growth and decreases in our revenues, and our business, financial condition and results of operations may be materially and adversely affected. In addition, the business disruptions caused by the outbreak of COVID-19 might also materially and adversely affect our customers’ business operations and financial conditions, especially for small- and medium-sized enterprises, and they might start to encounter cash flow or operating difficulties, which may reduce their demand for our services, increase the accounts receivable turnover days or even increase the default risks. All of these consequences would negatively affect our results of operations. Any prolonged disruption of our businesses or those of our customers or business partners could negatively impact our financial condition and results of operations.

We have a history of net loss and we are uncertain about our future profitability.

We incurred a net loss of RMB186.7 million, RMB181.2 million, RMB2,680.3 million (US$415.1 million), RMB1,786.3 million in 2018, 2019 and 2020 and the six months ended June 30, 2020, respectively. Although we recorded a net income of RMB379.5 million (US$58.8 million) for the six months ended June 30, 2021, we cannot assure you that we will be able to generate net incomes in the future. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as, in telecommunication costs research and development efforts and sales and marketing efforts. We expect our costs and expenses to increase in absolute amounts as we continue to grow our business. Moreover, we intend to continue to invest in the foreseeable future in expanding our data center infrastructure, improving our technologies, hiring qualified research and development personnel and offering additional solutions and products, which is expected to cause our cost of revenues, sales and marketing expenses and research and development expenses to continually increase. We also plan to invest in sales, marketing and branding efforts. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset our expenses, which may result in increased operating and net loss in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability.

If we are unable to meet our customers’ requirements, our reputation and results of operations could suffer.

Our agreements with our customers contain certain guarantees regarding our performance. For hosting services, we generally guarantee 99.9% uptime for power and 99.9% uptime for network connectivity, failure of which will cause us to provide free service for a period of time. In 2016, one of our data centers in southern China experienced a network outage for an extended period of time due to supplier-side connectivity issues. As a result, we failed to meet the 99.9% uptime guarantee for network connectivity, and consequently were required to provide free service for a period of time to all customers who were affected pursuant to our agreements with these customers. This was an isolated incident and did not have any material impact on our business. If in the future similar incidents were to recur or we are unable to provide customers with quality customer support, we could face customer dissatisfaction, decreased overall demand for our services, and loss of revenue. In addition, inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our results of operations.

Any significant or prolonged failure in our infrastructure or services would lead to significant costs and disruptions and would reduce our revenues, harm our business reputation and have a material adverse effect on our financial condition and results of operations.

Our data centers, power supplies and network are vulnerable to disruptions and failure of infrastructure. Problems with the cooling equipment, generators, backup batteries, routers, switches, or other equipment, whether or not within our control, could result in service interruptions or data losses for our customers as well as equipment damage. Our customers locate their computing and networking equipment in our data centers, and any significant or prolonged failure in our infrastructure or services could significantly disrupt the normal business operations of our customers and harm our reputation and reduce our revenue. While we offer data backup services and disaster recovery services, which could mitigate the adverse effects of such a failure, most of our customers do not subscribe for these services. Accordingly, any failure or downtime in any of our data centers could affect many of our customers. The total destruction or severe impairment of any of our data centers could result in significant downtime of our services and loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable services, even minor interruptions of our services could harm our reputation.

While we have not experienced any material interruptions in the past, services interruptions continue to be a significant risk for us and could materially impact our business. Any services interruptions could:

•	require us to waive fees or provide free services;

•	cause our customers to seek damages for losses incurred;

•	require us to replace existing equipment or add redundant facilities;

•	cause existing customers to cancel or elect to not renew their contracts;

•	adversely affect our brand and reputation as a reliable provider of data center service; or

•	make it more difficult for us to attract new customers or cause us to lose market share.

Any of these events could materially increase our expenses or reduce our revenue, which would have a material adverse effect on our business, financial condition and results of operations.

We rely on customers in the internet industry for most of our revenues.

We derived a majority of our revenues in 2018, 2019 and 2020 and the six months ended June 30, 2021 from customers in China’s internet industry, including online media, e-commerce, live broadcasting, social networking, online gaming companies, portals, search engines, financial technology companies and cloud services providers. The business models of some internet companies are relatively new and have not been well proven. Many internet companies base their business prospects on the continued growth of China’s internet market, which may not happen as expected.

Furthermore, we are susceptible to adverse developments in the industry in which our customers operate. Our customers in China’s internet industry may be potentially subject to more scrutiny or experience a downturn in their business, which in turn could result in their inability or failure to make timely payments to us pursuant to their contracts with us or inability to renew our existing contracts with them. In the event of customer default or enhanced scrutiny on our customer’s business, our liquidity could be materially and adversely impacted and we may experience delays in enforcing our rights and may incur substantial costs in protecting our investment. The inability of any of our major customer to meet its payment obligation or decreased demand in our services due to enhanced scrutiny over their business or business downturns could impact us negatively and significantly.

In addition, our business would suffer if companies in China’s internet sector reduce the outsourcing of their data center services. If any of these risks materialize, we may lose customers or have difficulties in selling our services, which would materially and adversely affect our business and results of operations.

Failure to maintain our partnership with Microsoft may have a material and adverse effect on our operations and the strategic goals of our cloud service business.

Through our strategic partnership with Microsoft, we started providing public cloud services in 2013 and hybrid cloud services in 2014. We are Microsoft’s local partner for all of its four major cloud offerings: Microsoft Azure, Office 365, Dynamics 365 and Power Platform services. We rely on our partnership with Microsoft to provide Cloud services that allow enterprise and individual customers to run their applications over the internet using the IT infrastructure. We generally charge end customers of cloud services for a fixed fee or fee based on the actual usage of the cloud resources at predetermined rates over the subscription period, which in general is one year. There can be no certainty that our partnership with Microsoft will not be changed or terminated. Any change in the partnership with Microsoft could cause delays in the delivery of our cloud service and possible losses in revenue, which could adversely affect our results of operations. In addition, alternative partners may not be available, or may not provide their products or services at similar of favorable prices. To the extent that we are unable to maintain our partnership with Microsoft, and if we have not yet established, or are unable to establish, partnerships with other cloud service providers, our operations, reputation and strategic goals of cloud service business would be adversely affected.

We depend on third-party suppliers for key elements of our network infrastructure, data center and telecommunication network services, and we also compete with some of the third-party suppliers, primarily China Telecom and China Unicom, for certain telecommunication resources.

Our success depends in part upon our relationships with third-party suppliers, primarily China Telecom and China Unicom, for key elements of network infrastructure and telecommunication network services, including hosting facilities and bandwidth, and to some extent, optical fibers. We directly enter into agreements with the local subsidiaries of China Telecom and China Unicom, from whom we lease cabinets in the data centers built and operated by them, with power systems, cabling and wiring and other data center equipment pre-installed. Because each local subsidiary of China Telecom and China Unicom has independent authority and budget to enter into contracts, our contract terms with these subsidiaries vary and are determined on a case-by-case basis. We generally define “partnered” data centers as the data center space and cabinets we lease from China Telecom, China Unicom and other third parties through agreements. Based on the specific requests of our customers, demands in different cities and our strategy for points of presence, or POP, establishment, the locations and number of our partnered data centers may change from time to time. As of June 30, 2021, we leased a total of 3,971 cabinets that are housed in our 59 partnered data centers, accounting for approximately 6% of the total number of our cabinets under management.

We also rely on our internet bandwidth suppliers, consisting primarily of China Telecom, China Unicom and China Mobile, for a significant portion of our bandwidth needs and lease optical fibers from them to connect our data centers with each other and with the telecommunications backbones and other internet service providers. Our agreements with local subsidiaries of major telecommunication carries usually have a term of one to three years and an automatic renewal option. We can offer no assurances that these service providers will continue to provide services to us on a cost-effective basis or on otherwise competitive terms, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand or to expand our business. Any of these factors could limit our growth prospects and materially and adversely affect our business.

China Telecom and China Unicom also provide data center and bandwidth services and directly compete with us while we exercise little control over them. See “– We may not be able to compete effectively against our current and future competitors.” We believe that we have good business relationships with China Telecom and China Unicom, and we have access to adequate hosting facilities and bandwidth to provide our services. However, there can be no assurance that we can always secure hosting facilities and bandwidth from China Telecom and China Unicom on commercially acceptable terms, or at all.

In addition, we currently purchase routers, switches and other equipment from a limited number of suppliers. We do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our suppliers. The loss of any significant vendor could delay the build-out of our infrastructure and increase our costs. If our suppliers fail to provide products or services that comply with evolving internet standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet all or a portion of our customer service commitments, which could materially and adversely affect our business and results of operations.

Furthermore, we have experienced and expect to continue to experience interruptions or delays in network services. Any failure on our part or the part of our third-party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for our services and damage our business and reputation. As our customer base grows and their usage of telecommunications resources increases, we may be required to make additional investments in our capacity to maintain adequate data transmission speed. The availability of such capacity may be limited or the cost may be unacceptable to us. If adequate capacity is not available to us as our customers’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our operating margins may suffer if our bandwidth suppliers increase the prices for their services and we are unable to pass along the increased costs to our customers.

Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs.

We are subject to extensive national, provincial and local governmental regulations, policies and controls. PRC governmental authorities and agencies regulate many aspects of Chinese industries, including without limitation, the following aspects:

•	construction or development of new data centers or renovation, rebuilding or expansion of existing data centers;

•	environmental protection laws and regulations;

•	security laws and regulations;

•	establishment of or changes in shareholder of foreign investment enterprises;

•	foreign exchange;

•	taxes, duties and fees;

•	customs;

•	land planning and land use rights;

•	cybersecurity law and measures; and

•	energy conservation and emission reduction;

The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations, including obtaining of all relevant approvals required for the development and operation of data centers.

Difficulties in identifying, consummating and integrating acquisitions and alliances and potential write-offs in connection with our investment or acquisitions may have a material and adverse effect on our business and results of operations.

As part of our growth strategy, we have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in July 2018, SH Blue Cloud, the wholly-owned subsidiary of SH Zhiyan, entered into distribution agreements with each of Unify Cloud, AvePoint, Agile Point and Fadada.com to distribute their products and services in mainland China. In June 2020, as part of our business strategy to expand the existing hosting service, we, through one of our consolidated affiliated entities, Shanghai Shilian Technology Co., Ltd., acquired 100% of the equity interests in Shanghai Shuzhong Investment Management Co., Ltd., which primarily provides internet data center service from a third party selling shareholder. In July 2021, we acquired BJ TenxCloud, which is a professional provider of cloud native applications and data platform services. However, past and future acquisitions, partnerships or alliances may expose us to certain risks, including risks associated with:

•	the integration of new operations and the retention of customers and personnel of the acquired businesses;

•	significant volatility in our profitability due to changes in the fair value of our contingent purchase consideration payable;

•	unforeseen or hidden liabilities, including those associated with different business practices;

•	the diversion of management’s attention and resources from our existing business and technology by acquisition, transition and integration activities;

•	failure to achieve synergies with our existing business and generate revenues as anticipated;

•	failure of the newly acquired businesses, technologies, services and products to perform as anticipated;

•	inability to generate sufficient revenues to offset additional costs and expenses;

•	breach or termination of key agreements by the counterparties;

•	international operations conducted by some of our acquired business;

•	potential claims over payment of contingent purchase consideration; or

•	the potential loss of, or harm to, relationships with both our employees and customers resulting from our integration of new businesses.

In addition, we record goodwill if the purchase price we pay in the acquisitions exceeded the amount assigned to the fair value of the net assets or business acquired. We are required to test our goodwill and intangible assets for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. We may record impairment of goodwill and acquired intangible assets in connection with our acquisitions if the carrying value of our acquisition goodwill and related acquired intangible assets in connection with our past or future acquisitions are determined to be impaired. We cannot assure you that the acquired businesses, technologies, services and products from our past acquisitions and any potential transaction will generate sufficient revenue to offset the associated costs or other potential unforeseen adverse effect on our business. Furthermore, we may need to raise additional debt or sell additional equity or equity-linked securities to make or complete such acquisitions. See “– We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.”

We may not be able to compete effectively against our current and future competitors.

We compete with various industry players, including telecommunication carriers such as China Telecom and China Unicom, carrier-neutral service providers in China such as SINNET and GDS, cloud services providers such as AWS and Alibaba Cloud, virtual private network, or VPN, service providers such as Citic Telecom CPC, China Telecom, PCCW, and CBCcom, as well as new market entrants in the future. Competition is primarily centered on the quality of service and technical expertise, security, reliability and functionality, reputation and brand recognition, financial strength, the breadth and depth of services offered, geographic coverage and price. Some of our current and future competitors may have substantially greater financial, technical and marketing resources, greater brand recognition, and more established relationships with current or potential customers than we do, which would allow them to:

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	bundle certain services and provide to customers at reduced prices;

•	take advantage of acquisition and other opportunities more readily;

•	adopt more aggressive pricing policies and devote greater resources to the promotion, marketing, and sales of their services; and

•	devote greater resources to the research and development of their products and services.

If we are unable to compete effectively and successfully against our current and future competitors, our business prospects, financial condition and results of operations could be materially and adversely affected.

Our self-built and partnered data centers are vulnerable to security breaches, which could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

A party who is able to compromise the security measures of our data centers and networks or the security of our infrastructure could misappropriate either our proprietary information or the information of our customers, or cause interruptions or malfunctions in our operations. In addition, we have limited control over our partnered data centers, which are primarily operated by China Telecom or China Unicom. We may be required to devote significant capital and resources to protect against such threats or to alleviate problems caused by security breaches. As techniques used to breach security change frequently and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, material monetary damages, potential violations of applicable privacy and other laws, penalties and fines, loss of existing or potential customers, harm to our reputation and increases in our security and insurance costs, which could have a material adverse effect on our business, financial condition and results of operations. For a detailed discussion, see “Regulations – Regulations on Internet Security.” In addition, the local authorities in the PRC may conduct various reviews and inspections on our business operations from time to time, which could cover a broad range of aspects, including network and information security, and compliance with applicable laws, rules and regulations. If any noncompliance incidents in our business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. For example, in November 2020, the MIIT conducted an inspection on us and identified certain security issues in our cloud systems. We were ordered to rectify such issues before December 11, 2021. As of the date of this offering memorandum, the rectification work has been completed. However, given the continuously changing regulatory environment of China, we cannot assure you that we will be able to fully rectify all non-compliance incidents in a timely manner or fully satisfy the regulatory requirements, or we will not be subject to any future regulatory reviews and inspections where other non-compliance incidents might be identified, which might materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees, divert management’s attention and have a material adverse effect on our business, reputation, financial condition and results of operations.

We may require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

We will require significant capital expenditures and cash investments to fund our future growth. We may need to raise additional funds through equity or debt financings in the future in order to meet our capital needs mostly in relation to the construction of our self-built data centers and future acquisition opportunities. We may undertake a listing of our Class A ordinary shares on the Hong Kong Stock Exchange, which may also involve a public offering of newly issued shares to public investors. Any potential listing and offering are subject to market conditions and regulatory approvals, including the approval of that stock exchange. The issuance of new equity could result in dilution of our existing shareholders. If we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of the Notes. We may not be able to raise required cash on terms acceptable to us, or at all. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flows from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

As of June 30, 2021, our total consolidated indebtedness and other liabilities, representing the aggregate amount of borrowings, bonds payable, accounts and notes payable, accrued expenses and other payables and convertible promissory notes, were RMB10,368.8 million (US$1,605.9 million). Failure to service our debt would constitute an event of default under the terms of our outstanding debt, which would have a material adverse effect on our financial condition and results of operations. Furthermore, if our bond rating is downgraded or we incur any change of control event, our financial condition or results of operations would be materially and adversely affected.

Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt, and if we are unable to comply with the restrictions and covenants contained in our debt agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated.

We have substantial indebtedness. As of June 30, 2021, we had total consolidated indebtedness (including borrowings, bonds payable and convertible promissory notes) of RMB8,492.6 million (US$1,315.3 million). Based on our current expansion plans, we expect to continue to finance our operations partially through the incurrence of debt. Our indebtedness could, among other consequences:

•	make it more difficult for us to satisfy our obligations under our indebtedness, exposing us to the risk of default, which, in turn, would negatively affect our ability to operate as a going concern;

•	require us to dedicate a substantial portion of our cash flows from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flows for other purposes, such as capital expenditures, acquisitions and working capital;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions;

•	place us at a disadvantage compared to our competitors that have less debt;

•	expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our project financing agreements are variable;

•	increase our cost of borrowing;

•	limit our ability to borrow additional funds; and

•	require us to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes.

As a result of covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Our current or future borrowings could increase the level of financial risk to us and, to the extent that the interest rates are not fixed and rise, or that borrowings are refinanced at higher rates, our available cash flow and results of operations could be adversely affected.

If we are unable to comply with the restrictions and covenants in our current or future debt and other agreements, or we are unable to timely obtain waivers from relevant counterparties under such debt or other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate the debt and declare all amounts borrowed due and payable or terminate the agreements, whichever the case may be. In addition, one of our variable interest entities and two of our subsidiaries have pledged the equity interests they hold in certain of their subsidiaries to the financial institutions as collateral to secure the loans or finance leases provided by these financial institutions. If there is any default under these loans or finance leases and we are unable to repay the debt, the pledged equity interests may be foreclosed by these creditors and our business could be adversely affected.

Furthermore, some of our debt agreements may contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of debt or result in a default under our other debt agreements. If any of these events occur, we cannot assure you that our assets and cash flows would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

Increased power costs and limited availability of electrical resources could adversely affect our results of operations.

We are a large consumer of power and costs of power account for a significant portion of our overall costs for both our self-built data centers and partnered data centers. We may not be able to pass on increased power costs to our customers, which could harm our results of operations. For example, the Development and Reform Commission of Shenzhen Municipality, or Shenzhen DRC, issued regulations in the first half of 2017 to tighten the requirements for energy conservation review of fixed-asset investment projects for data centers by requiring all such projects to obtain an energy conservation review opinion from Shenzhen DRC regardless of the amount of their energy consumption and conditioning its approval of power supply applications on the receipt of such energy conservation review opinion. In September 2018, the General Office of the People’s Government of Beijing Municipality issued the Beijing Municipality’s Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition) to strictly control new construction or expansion of data centers in Beijing. In January 2019, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Guideline Opinion on Coordinated Construction of Internet Data Centers in Shanghai to control the aggregate number of newly increased IDC racks from 2019 to 2020 in Shanghai. In April 2019, the Shenzhen DRC published a Notice on the Relevant Matters of Energy Conservation Examination for Data Centers to strictly control the amount of annual comprehensive energy consumption of newly constructed data centers. In November 2020, the General Office of the People’s Government of Guangdong Province issued the Three-year Implementation Plan (2020-2022) on Promotion of the Construction of New Infrastructures in Guangdong Province, pursuant to which the average designed PUE of data centers in Guangdong Province should be lower than 1.3 as of the year 2022. In April 2021, the Beijing Municipal Bureau of Economy and Information Technology published the Implementation Plan (2021-2023) on Coordinated Development of Data Centers in Beijing, which stipulated lower PUE and other energy conservation requirements applicable to the upgrade of existing data centers and new construction of data centers in Beijing. In April 2021, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Notice on Coordinated Construction of Data Centers in Shanghai in year 2021, pursuant to which the aggregate scale of new data center projects to be supported in 2021 (first batch) in Shanghai will be around 30,000 standard racks, and the comprehensive PUE of newly constructed data centers should be lower than 1.3 and reconstructed data centers should be lower than 1.4. In April 2021, the Energy Bureau of Guangdong Province published the Notice on Guangdong Province Data Center Energy Consumption Protection Requirement, according to which in 2021 to 2022, as a principle, increases in new data center racks will not be approved in Guangdong Province, except for projects integrating existing resources and constructed by enterprises for self-use (small scale data centers with 1,000 or fewer standard racks). In July 2021, the Development and Reform Commission of Beijing Municipality, published a Notice on Further Strengthening the Regulations on Energy Conservation Monitoring of Data Center Projects to stipulate further energy conservation requirements applicable to data center projects, including, among others, a limitation on the proportion of racks for data storage function, a requirement for higher usage percentage of renewable energy sources and lower PUE, as well as a restriction on the minimum actual utilized rate of the data center within two years after obtaining an energy conservation review opinion.

Power and cooling requirements at our data centers are also increasing as a result of the increasing power demands of today’s servers. Since we rely on third parties to provide our data centers with power, our data centers could have a limited or inadequate access to power. Our customers’ demand for power may also exceed the power capacity in our older data centers, which may limit our ability to fully utilize these data centers. This could adversely affect our relationships with our customers, which could harm our business and have an adverse effect on our results of operations.

If we are unable to successfully identify and analyze changing market trends and adjust our growth strategies accordingly in a timely and cost-effective manner, our results of operations could be adversely affected.

As China’s internet infrastructure market remains at an early stage, especially compared to those in more advanced economies, we generally operate in a more complex business environment with changing market dynamics. On the one hand, the imbalance between material growth in internet traffic and the relative limited supply of high quality internet infrastructure services drives strong demand for not only data center services, but also complementary value-added services in adjacent markets, including among others, interconnectivity services, network transmission services and cloud services. On the other hand, the potential changes in competitive landscape and regulations in an otherwise highly regulated market continue to present ambiguities and challenges. Therefore, we need to evaluate, on a continuous basis, the changing market dynamics and from time to time make adjustments to our growth strategies and operations accordingly. Any material changes to our strategies and operations, including adjustments to business models, new business areas and acquisitions, are evaluated financially, strategically and operationally by our management and approved by our board of directors. If we fail to capture new growth opportunities, or become unsuccessful in modifying our strategies and operations to adapt to these changing market conditions in a timely and cost-effective manner, our results of operations could be materially and adversely affected.

In addition, we have expanded, and may continue to expand, into new business areas that we believe can either strengthen our competitive position or benefit our future growth. Some of these new business areas require substantial upfront investments before generating any revenues. If we fail to successfully manage the progress of our new growth initiatives, or if changing market conditions work against our proposed business plans, or if we fail to compete effectively with other market players, we may not be able to attract new customers and generate revenues and profits as anticipated, which may materially and adversely affect our business expansion.

If we are unable to adapt to evolving technologies and customer demands in a timely and cost-effective manner, our ability to sustain and grow our business may suffer.

To be successful, we must improve the performance, features and reliability of our services and adapt our business strategies to the rapidly changing market, which may cause us to incur substantial costs. We may not be able to adapt on a timely basis to changing technologies, if at all. Our ability to sustain and grow our business would suffer if we fail to respond to these changes in a timely and cost-effective manner. New technologies or industry standards have the potential to replace or provide lower cost alternatives to our data center service. The adoption of such new technologies or industry standards could render some or all of our services obsolete or unmarketable. We cannot guarantee that we will be able to identify the emergence of all of these new service alternatives successfully, modify our services accordingly, or develop and bring new products and services to market in a timely and cost-effective manner to address these changes. If and when we do identify the emergence of new service alternatives and introduce new products and services, those new products and services may need to be made available at lower price points than our then-current services. Failure to provide services to compete with new technologies or the obsolescence of our services could lead us to lose current and potential customers or could cause us to incur substantial costs, which would harm our results of operations and financial condition. Our introduction of new alternative products and services that have lower price points than current offerings may result in our existing customers switching to the lower cost products, which could reduce our revenues and have a material adverse effect of our results of operations.

If we fail to maintain a strong brand name, we may lose our existing customers and have difficulties attracting new customers, which may have an adverse effect on our business and results of operation.

We have built a strong brand in Chinese, “”, among our customers. As our business grows or changes, we plan to continue to focus our efforts to establish a wider recognition of our brand to attract potential customers, and we may also introduce additional brands in relation to our business. We cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition among customers. Our major brand names and logos are registered trademarks in China. However, preventing trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. There had been incidents in the past where third parties used our brand without our authorization and we had to resort to litigation to protect our intellectual property rights. See “Business – Legal Proceedings” for our dispute with Shanghai 21Vianet Information Systems Co., Ltd. We may continue to experience similar disputes in the future or otherwise fail to fully protect our brand name, which may have an adverse effect on our business and financial results.

Any negative publicity and allegations against us may adversely affect our brand, public image and reputation, which may harm our ability to attract and retain users and business partners and result in material adverse impact on our business, results of operations and prospects.

Negative publicity and allegations about us, our products and services, our financial results or our market position in general, including by short sellers or investment research firms, regardless of their veracity, may adversely damage our brand, public image and reputation, harm our ability to attract and retain users and result in material adverse impact on our share price, business and results of operations. For example, in September 2014, Trinity Research Group, or Trinity, a short seller that was allegedly formed in 2014, issued reports alleging that we operated through a Ponzi scheme and reported fraudulent financials and operating metrics. The trading price of our ADSs declined and two shareholder class action lawsuits were filed against us and some of our directors and senior executive officers. See “Business – Legal Proceedings.” Although through two separate and comprehensive rebuttal reports, we rejected all the allegations set out in Trinity’s reports, and such class action lawsuits were settled in 2018, our share price fluctuated after such negative publicity. We may be involved in similar class action lawsuits in the future. Any negative publicity could adversely damage our brand, public image and reputation, which may have an adverse impact on our business and results of operations.

Our directors and employees may face claims and lawsuits as a result of their position in other companies, which may also harm our reputation.

Our directors and employees may face additional exposure to claims and lawsuits as a result of their position in other public companies. For example, one of our directors, Mr. Sean Shao, an independent director and chairman of the audit committee of Jumei International Holding Limited, was named as a defendant in an ongoing securities class action lawsuit filed in the U.S. against Jumei International Holding Limited, a company formerly listed on the New York Stock Exchange, regarding an alleged omission and misrepresentation in that company’s solicitation/recommendation statement filed with the SEC in connection with its privatization transaction. Mr. Shao was also an independent director and chairman of the audit committee of Luckin Coffee Inc. from May 2019 through July 2020 and was chairman of a special committee of the board which investigated accounting improprieties at Luckin Coffee Inc. during 2020. Luckin Coffee Inc. and its directors, including Mr. Shao, have been named as defendants in several lawsuits brought with respect to these accounting improprieties. The existence of litigation, claims, investigations and proceedings against our directors and employees, even if they do not involve our company, may harm our reputation and adversely affect the value of our Notes.

Rapid urbanization and changes in zoning and urban planning in China may cause our leased properties to be demolished, removed or otherwise affected.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our data centers are located, the affected data centers may need to be demolished and removed. As a result, we may have to relocate our data centers to other locations. We have not experienced such demolition and relocation in the past, but we cannot assure you that we will not experience demolitions or interruptions of our data center operations due to zoning or other local regulations. Any such demolition and relocation could cause us to lose primary locations for our data centers and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, financial condition and results of operations may be materially and adversely affected.

Our leases for data centers could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms, and our rent could increase substantially in the future, which could materially and adversely affect our operations.

We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We also build our own data centers from the ground up after obtaining suitable land. We also purchase data centers in use or under construction from third parties. We generally refer to these three types of data centers as “self-built” data centers. Our operating leases generally have two to twenty years lease terms with renewal options. As of June 30, 2021, our self-built data centers house 58,905 cabinets, or 93.7% of the total number of our cabinets under our management. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in our rent payments. In addition, although the lessors of our self-built data centers generally do not have the right of early termination and we have not experienced any early termination as of the date of this offering memorandum, the lease could be terminated early if we are in material breach of the lease agreements or the leased premises become unavailable due to reasons beyond the lessors’ control. If our leases for data centers were terminated early, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant costs related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

We may be subject to legal proceedings or arbitration claims in the ordinary course of our business, and the court rulings or arbitration awards may not be favorable to us.

We have been involved, and may continue to be involved, in legal proceedings or arbitration claims in the ordinary course of our business, including those in relation to contract disputes between us and our customers, suppliers or other business partners as well as labor disputes with our employees. Such proceedings or claims, regardless of their outcome, could harm our reputation, divert our management’s attention and cause us to incur a substantial amount of legal expenses. If the outcomes of these legal proceedings or arbitration claims are unfavorable to us, we may incur significant legal liabilities and our reputation, financial condition and results of operations could be materially and adversely affected.

We were named as a defendant in a putative shareholder class action lawsuit in the past, if we are involved in similar class action lawsuits, such proceedings could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

In the past, we have been named as defendant in a putative shareholder class action lawsuit described in “Business – Legal Proceedings,” which has been settled, but we may be involved in similar class action lawsuits in the future. Any such class action lawsuit, whether or not successful, may utilize a significant portion of our cash resources, divert management’s attention from the day-to-day operations of our company, harm our reputation and restrict our ability to raise capital in the future, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Our business depends substantially on the continuing efforts of our executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our executives and other key employees. In particular, we rely on the expertise and experience of Sheng Chen, our co-founder and executive chairman of the board of directors. We rely on their industry expertise, their experience in our business operations and sales and marketing, as well as their relationships with our employees, major shareholders, customers and government authorities. If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “– Risks Related to Doing Business in China – Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

If we are unable to recruit or retain qualified personnel, our business could be harmed.

We must continue to identify, hire, train, and retain IT professionals, technical engineers, operations employees, and sales and management personnel who maintain relationships with our customers and who can provide the technical, strategic, and marketing skills required for our company to grow. There is a shortage of qualified personnel in these fields, and we compete with other companies for the limited pool of these personnel. Any failure to recruit and retain necessary technical, managerial, sales, and marketing personnel, including but not limited to members of our executive team, could harm our business and our ability to grow.

If we fail to protect our intellectual property rights in general, our business may suffer.

We consider our copyrights, trademarks, trade names and internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Historically, the PRC has afforded less protection to intellectual property rights than the United States. We utilize proprietary know-how and trade secrets and employ various methods to protect such intellectual property. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. Preventing copyright, trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our copyrights, trademarks and other intellectual property rights are currently based upon a combination of trademark and copyright laws in China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our technologies and business methods, including those relating to data center service, may be subject to third-party claims or rights that limit or prevent their use. Companies, organizations or individuals, including our competitors, may hold or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our services or develop new services, which could make it more difficult for us to operate our business. Intellectual property registrations or applications by others relating to the type of services that we provide may give rise to potential infringement claims against us. In addition, to the extent that we gain greater visibility and market exposure as a public company, we are likely to face a higher risk of being subject to intellectual property infringement claims from third parties. We expect that infringement claims may further increase as the number of products, services and competitors in our market increases. Further, continued success in this market may provide an impetus to those who might use intellectual property litigation as a tool against us.

It is critical that we use and develop our technology and services without infringing the intellectual property rights of third parties, including but not limited to patents, copyrights, trade secrets and trademarks. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property litigation could have a material adverse effect on our business, financial condition and results of operations or financial condition.

If we fail to defend ourselves against any intellectual property infringement claim, we may lose significant intellectual property rights and may be unable to continue providing our existing services, which could have a material adverse effect on our results of operations and business prospects.

If our customers’ proprietary intellectual property or confidential information is misappropriated or disclosed by us or our employees in violation of applicable laws and contractual agreements, we could be exposed to protracted and costly legal proceedings and lose clients.

We and our employees are in some cases provided with access to the proprietary intellectual property and confidential information of our customers, including technology, software products, business policies and plans, trade secrets and personal data. Many of our customer contracts require that we do not engage in the unauthorized use or disclosure of such intellectual property or information and that we will be required to indemnify our customers for any loss they may suffer as a result. We use security technologies and other methods to prevent employees from making unauthorized copies, or engaging in unauthorized use or unauthorized disclosure, of such intellectual property and confidential information. We also require our employees to enter into non-disclosure arrangements to limit access to and distribution of our customers’ intellectual property and other confidential information as well as our own. However, the steps taken by us in this regard may not be adequate to safeguard our customers’ intellectual property and confidential information. Moreover, most of our customer contracts do not include any limitation on our liability with respect to breaches of our obligation to keep the intellectual property or confidential information we receive from them confidential. In addition, we may not always be aware of intellectual property registrations or applications relating to source codes, software products or other intellectual property belonging to our customers. As a result, if our customers’ proprietary rights are misappropriated by us or our employees, our customers may consider us liable for such acts and seek damages and compensation from us.

The benefits from our partnership with Warburg Pincus may take longer than expected to realize, if at all.

In March 2017, we signed an investment agreement with Warburg Pincus to establish a multi-stage joint venture and build a digital real estate platform in China. The cooperation was expected to allow us to reduce capital expenditures as Warburg Pincus will take primary responsibilities to build new wholesale data centers. In July 2019, we reached a supplemental agreement with Warburg Pincus to restructure the partnership, pursuant to which the assets and projects of one joint venture were distributed, the shareholding structure of other joint ventures were adjusted and a new joint venture was established for sourcing and developing new projects. For more details, see “Business – Our Infrastructure – Our Data Centers.” There is no guarantee that the joint venture will turn out to be successful, and the benefits from our partnership with Warburg Pincus may take longer than expected to realize, if at all.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We generate substantially all of or revenues from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2021 is likely to be severe.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business, financial condition and results of operations, lead to reduction in demand for our solutions and adversely affect our competitive position.

Our business could be adversely affected by trade tariffs or other trade barriers.

There have recently been heightened tensions in international economic relations, particularly between the U.S. and China. Since July 2018, the U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new or higher tariffs on certain products imported from the U.S. In May 2019, the U.S. government announced to increase tariffs to 25%, and China responded by imposing tariffs on certain U.S. goods on a smaller scale, and proposed to impose additional tariffs on U.S. goods. On June 1, 2019, the tariffs announced in May 2019 came into effect on US$60 billion worth of U.S. goods exported to China. On September 1, 2019, as announced, the U.S. began implementing tariffs on more than US$125 billion worth of Chinese imports. On September 2, 2019, China lodged a complaint before the World Trade Organization against the U.S. over import tariffs. In December 2019, the U.S. and China reached a limited trade agreement to roll back existing tariff rates on certain Chinese goods and cancel new levies set to take effect on December 15, 2019 in exchange for Chinese purchases of U.S. farm goods and obtain other concession. However, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future. Although we do not currently export any products to the U.S., it is not yet clear what impact these tariffs may have on our business. On May 15, 2020, the U.S. Department of Commerce took two sets of actions further targeting Chinese firms, including further tightening export controls against Huawei and its non-U.S. affiliates and adding additional China-related entities to the Entity List, which imposes restrictions on the transfer of technology to these entities. On August 17, 2020, the U.S. Department of Commerce imposed further export control restrictions on Huawei and its affiliates on the Entity List and added additional Huawei affiliates to the Entity List. The Entity List identifies foreign parties that are prohibited from acquiring – whether by export, reexport, or transfer in-country – some or all items subject to the U.S. Export Administration Regulations (“EAR”), unless the exporter secures a license. Licenses, and exceptions to the license requirement, are rarely granted to exporters. Exporting, reexporting or transferring items subject to the EAR in violation of licensing requirements could result in criminal and/or civil penalties. The U.S. Department of Commerce has indicated that engaging in activities contrary to U.S. national security and/or foreign policy interests would be grounds for inclusion on the Entity List. In June and August of 2020, the U.S. Department of Defense (“DOD”) made public two lists of Chinese companies, including the major Chinese telecommunications carriers that have been determined to be “Communist Chinese military companies” operating directly or indirectly in the United States. While not sanctions lists, the DOD lists may lead to future sanctions by the U.S. government of companies on the DOD lists, including the PRC telecommunications carriers who provide network services to our customers. Additionally, the United States has ended trade preferences for Hong Kong as well as imposed sanctions on certain officials of Hong Kong and PRC government. Although we only provide services, tariffs could potentially impact the businesses of our suppliers, customers and business partners which may in turn affect our business and results of operations. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, the PRC National People’s Congress’ passage of the Hong Kong National Security Law, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, as well as the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies. In August 2020, the U.S. government further tightened export controls on Huawei, including by confirming that the expired Temporary General License authorizing certain dealings with Huawei will not be renewed and restricting non-U.S. chipsets based on or using U.S. technology from being exported to Huawei. On September 18, 2020, the U.S. Department of Commerce announced prohibitions on certain services and transactions relating to mobile applications WeChat and TikTok. In addition, in November 2020, U.S. President Donald J. Trump issued further executive order (E.O. 13959) that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese Military Companies” named in such executive order, the U.S. Department of Defense designated Xiaomi Corporation, which is one of our largest customers, as one of the “Chinese Communist Military Company” on January 15, 2021. On May 11, 2021, the U.S. Department of Defense removed Xiaomi Corporation from its list of “Communist Chinese Military Companies”. Relations between the two countries may also deteriorate due to the imposition of U.S. sanctions on four Chinese officials from China’s central government and the Hong Kong Special Administrative Region in November 2020, as well as the imposition of Chinese sanctions on four individuals from the U.S. in the same month. On January 5, 2021, U.S. President Donald J. Trump signed an executive order prohibiting transactions with Alipay, QQ Wallet, Tencent QQ, WeChat Pay, and other popular Chinese software applications in the U.S. China has implemented, and may further implement, measures in response to the Chinese trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. On September 19, 2020, the Ministry of Commerce of the PRC, or the MOFCOM issued the Provisions on the Unreliable Entity List, pursuant to which foreign entities or individuals may be subject to, among others, restriction or prohibition from engaging in China-related import or export activities and investment in China if such entities or individuals are designated to be an “unreliable entity list” by the PRC government. The MOFCOM further published the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures on January 9, 2021, which applies to cases where the extraterritorial application of foreign laws and measures violates international law and basic norms of international relations, and improperly prohibits or restricts PRC citizens, legal persons or other organizations from conducting normal economic, trade and related activities with third countries (regions) and their citizens, legal persons or other organizations. On June 3 2021, President Biden Signed an executive order to amend E.O. 13959 by expanding the scope of named “Communist Chinese military companies” to 59 Chinese companies. On June 9, 2021, President Biden issued Executive Order 14034 to revoke the three Trump administration executive orders that targeted TikTok, WeChat and eight other Chinese applications. On July 9, 2021, the Biden administration added 14 Chinese companies and other entities to its economic blacklist over alleged human rights abuses and high-tech surveillance in Xinjiang, China. With the political tension between China and the U.S. deepening, on July 30, 2021, the SEC issued a public statement requiring its staff to seek certain disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective.

Rising political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. It is unclear if this proposed legislation would be enacted.

Based on our current assessment of the situation, we do not believe that our business operations or financial performance will be materially and adversely affected by the above developments, though Huawei and Bytedance Ltd. are our current customers. Huawei, Bytedance Ltd. together contributed to less than 5% of our net revenues for 2019 and 2020 and the six months ended June 30, 2021. However, we cannot assure you that, if the political tension between the United States and China intensifies and further regulations affecting our business or customers are passed, our business will not be materially and adversely affected.

Our results of operations have fluctuated and may continue to fluctuate, which could make our future results difficult to predict. This may also result in significant volatility in, and otherwise adversely affect, the market for our Notes.

Our results of operations have fluctuated and may continue to fluctuate due to a variety of factors, which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our results of operations for any prior periods as an indication of our future operating performance. Fluctuations in our revenue can lead to even greater fluctuations in our results of operations. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given relatively fixed operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower than expected levels of revenue will be difficult and time consuming. Consequently, if our revenues do not meet projected levels, our operating performance will be negatively affected. Fluctuations in our results of operations could result in significant volatility in, and otherwise adversely affect, the market for our Notes.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our Notes may be adversely affected.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2020 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our Notes, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Compliance with rules and regulations applicable to companies publicly listed in the United States is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the value of the Notes to decrease.

In addition to Section 404, the Sarbanes-Oxley Act also mandates, among other things, that companies adopt corporate governance measures, imposes comprehensive reporting and disclosure requirements, sets strict independence and financial expertise standards for audit committee members, and imposes civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. For example, in response to the Sarbanes-Oxley Act, NASDAQ has adopted additional comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased the scope, complexity and cost of our corporate governance and reporting and disclosure practices. Our current and future compliance efforts will continue to require significant management attention. In addition, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers to fill critical positions within our company. Any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the value of the Notes to decrease.

We are subject to anti-corruption laws including China’s Criminal Law and Anti-unfair Competition Law and the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws, including China’s anti-corruption laws such as China’s Criminal Law and Anti-unfair Competition Law. Our existing policies prohibit any such conduct and we are in the process of implementing additional policies and procedures designed to ensure that we, our employees and intermediaries comply with the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any businesses that we may acquire. We operate in the data center service industry in China and generally purchase our hosting facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found to be in violation with the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities or officials, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities, including Chinese authorities, could adversely impact our reputation, cause us to lose customer sales and access to hosting facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations.

We have granted, and may continue to grant, stock options and other forms of share-based incentive awards, which may result in significant share-based compensation expenses.

As of June 30, 2021, options to purchase 474,864 ordinary shares and 3,679,785 restricted stock units, or RSUs, have been granted under our 2010 share incentive plan, or the 2010 Plan, 2014 share incentive plan, or the 2014 Plan, and 2020 share incentive plan, or the 2020 Plan. For details about our share incentive plans, see “Management – Share Incentive Plans.” For the years ended December 31, 2019 and 2020 and the six months ended June 30, 2021, we recorded RMB43.9 million, RMB136.8 million (US$21.2 million) and RMB62.4 million (US$9.7 million), respectively, for share-based compensation expenses. We believe share-based incentive awards enhance our ability to attract and retain key personnel and employees, and we will continue to grant stock options, restricted stock units and other share-based awards to employees in the future.

We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation – Stock Compensation, which generally requires that share-based awards granted to employees be measured and recognized, as an expense, based on the grant date fair value and recognized as compensation expenses over the requisite service period or performance period. For the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021, we incurred share-based compensation expense of RMB59.5 million, RMB43.9 million, RMB136.8 million (US$21.2 million) and RMB62.4 million (US$9.7 million), respectively. If our share-based compensation expenses continue to be significant, our results of operations would be materially and adversely affected. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

Some of the lessors of our leased properties have not provided us with their property ownership certificates or any other documentation proving their rights to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. If we were to not able to find replacement premises for our operation due to any lease deficiencies, the daily operations of such premises may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

Title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations. As of the date of this offering memorandum, we had not obtained property ownership certificates with respect to two buildings currently used by us for operating our data centers. We are in the process of applying for the registration of the land use right and property ownership certificates pursuant to the applicable contracts for assignment of state-owned construction land use right, but we are unable to estimate the time required to complete such registration and obtain such certificates.

We may not have adequate insurance coverage to protect us from potential losses.

Our operations are subject to hazards and risks normally associated with daily operations for our data centers. Currently, we maintain insurance policies for our equipment, but we do not maintain any business interruption insurance or third-party liability insurance. The insurance policies for our equipment may only be sufficient to cover a portion of the total value of all equipment in the event that losses occur. Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. The occurrence of any events not covered by our limited insurance coverage may result in interruption of our operations and subject us to significant losses or liabilities. In addition, any losses or liabilities that are not covered by our current insurance policies or are not insured at all may have a material adverse effect on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services to our customers. If a nature disaster were to occur in the future that affected at any location where we have major operations, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a natural disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included in our 2020 Form 20-F incorporated by reference in this offering memorandum and the interim financial information included in this offering memorandum, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If we are unable to manage our growth effectively, our financial results could suffer.

The growth of our business and our service offerings may strain our operating and financial resources. Furthermore, we intend to continue expanding our overall business, customer base, headcount, and operations. Managing a geographically dispersed workforce requires substantial management effort and significant additional investment in our operating and financial system capabilities and controls. If our information systems are unable to support the demands placed on them by our growth, we may need to implement new systems, which would be disruptive to our business. We may also initiate similar network upgrade in the future if required by our operations. We may be unable to manage our expenses effectively in the future due to the expenses associated with these expansions and such expansions or upgrade may cause disruption of services to our customers, which may negatively impact our net revenues and operating expenses. If we fail to improve our operational systems or to expand our customer service capabilities to keep pace with the growth of our business, we could experience customer dissatisfaction, cost inefficiencies, and lost revenue opportunities, which may materially and adversely affect our results of operations.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. The “big four” accounting firms appealed the initial administrative law decision to the SEC in February 2014. In February 2015, each of the “big four” accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of the Notes may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ordinary shares from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulation, and rules relating to the agreements that establish the variable interest entities structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with our variable interest entities, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds the agreements with our variable interest entities non-compliant with relevant PRC laws, regulations, and rules, of these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interest in our variable interest entities.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, pursuant to the 2020 Negative List, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses (except for e-commerce, domestic multi-party communications services, information storage and re-transmission services, and call center services), and the major foreign investor of a telecommunication business in China must also have experience and a sound track record in providing value-added telecommunications services overseas. See “Regulation – Regulations on Foreign Investments in Telecommunication Enterprises.”

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries, 21Vianet Data Center Co., Ltd., or 21Vianet China, Joytone Infotech Co., Ltd., or SZ Zhuoaiyi, Abitcool (China) Broadband Inc., or aBitCool DG, and Shanghai Edge Connect Technology Co., Ltd. or SH Edge Connect, are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we do not have equity ownership in our variable interest entities and we conduct our business in China through contractual arrangements with our variable interest entities and their shareholders. These contractual arrangements provide us with effective control over our variable interest entities, and enable us to receive substantially all of the economic benefits of our consolidated affiliated entities in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our variable interest entities when permissible under PRC laws. If the PRC government deems that our contractual arrangements with our consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the Notes and other indebtedness, and our shares may decline in value and become worthless, if we are unable to assert our contractual control right over the assets of our wholly-owned PRC subsidiaries and consolidated affiliated entities that conduct all or substantially all of our operations. Our holding company in the Cayman Islands, our consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated affiliated entities and, consequently, significantly affect the financial performance of our consolidated affiliated entities and our company as a group.

The MIIT issued a circular in July 2006 requiring foreign investors to set up an FIE and obtain a value-added telecommunications business operating license, or the VAT License, in order to conduct any value-added telecommunications business in China. Pursuant to this circular, a domestic license holder is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business in China illegally. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local license holder or its shareholder. The circular further requires each license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Companies in violation of the circular will be ordered by relevant authorities to take remedial actions within a specific period and licenses may be withdrawn if such remedial actions cannot be completed within the specific period. As of the date of this offering memorandum, we have not been notified by relevant authorities regarding any violation of the circular when conducting our value-added telecommunications business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our consolidated affiliated entities, including but not limited to 21Vianet Technology, BJ iJoy, WiFire Network and SH Zhiyan. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our business and our reputation.

We believe that we, our wholly-owned PRC subsidiaries and our consolidated affiliated entities comply with the current applicable PRC laws and regulations as of the date of this offering memorandum. Han Kun Law Offices, our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts composing the contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders is valid, legally binding and enforceable upon each party of such agreements under PRC laws and regulations, and both currently and immediately after giving effect to this offering will not result in any violation of PRC laws or regulations currently in effect. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the People’s Republic of China, and the relevant regulatory measures concerning the telecommunications industry, therefore, we cannot assure you that the PRC government that regulate providers of data center service and other telecommunication services and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate and contractual structure is deemed by the MIIT, or other regulators having competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated affiliated entities and have to modify such structure to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our consolidated affiliated entities’ business and operating licenses;

•	levying fines on our consolidated affiliated entities;

•	confiscating any of our consolidated affiliated entities’ income that they deem to be obtained through illegal operations;

•	shutting down a portion or all of our consolidated affiliated entities’ networks and servers;

•	discontinuing or restricting our consolidated affiliated entities’ operations in China;

•	imposing conditions or requirements with which our consolidated affiliated entities may not be able to comply;

•	requiring our consolidated affiliated entities to restructure our corporate and contractual structure, including terminating the contractual arrangement with our variable interest entities and deregistering the equity pledges of our variable interest entities, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entities;

•	restricting or prohibiting our consolidated affiliated entities use of the proceeds from overseas offering to finance our PRC affiliated entities’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our consolidated affiliated entities’ business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our variable interest entities in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be non-compliant with PRC laws and regulations. We also cannot be certain that equity interests in our variable interest entities will be disposed of in accordance with the contractual arrangements among our PRC subsidiaries, our variable interest entities and the nominee shareholders of our variable interest entities. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If the imposition of any of these government actions causes us to lose our right to direct the activities of our variable interest entities or our right to receive substantially all the economic benefits and residual returns from our variable interest entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our variable interest entities in our consolidated financial statements. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our variable interest entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such variable interest entities. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our variable interest entities or their subsidiaries. In 2018, 2019, 2020 and the six months ended June 30, 2021, we derived 73.9%, 74.6%, 79.8% and 84.5% of our external revenues from our consolidated affiliated entities, respectively.

Our contractual arrangements with our variable interest entities may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our variable interest entities were not made on an arm’s length basis and may adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) resulting in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing their respective tax expenses, which could further result in late payment fees and other penalties to our variable interest entities for underpaid taxes; or (ii) limiting the ability of our variable interest entities to obtain or maintain preferential tax treatments and other financial incentives. Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise must submit its annual tax return together with information on related-party transactions to the PRC tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. For example, the PRC tax authorities could request that our VIEs adjust their taxable income upward for PRC tax purposes. Such adjustment could adversely affect us by increasing our VIEs’ tax expenses without reducing our subsidiaries’ tax expenses, which could subject our VIEs to interest due on late payments and other penalties for under-payment of taxes.

We rely on contractual arrangements with our variable interest entities and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control. Any failure by our variable interest entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Due to certain restrictions under the PRC laws on foreign ownership of entities engaged in data center and telecommunications value-added services, we conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders. We do not have any equity interest in our consolidated affiliated entities. However, as a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial information of our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. We rely on contractual arrangements with our variable interest entities and their shareholders to operate our business in China. For a description of these contractual arrangements, see “Related Party Transactions – Contractual Arranges with our VIE and Their Shareholders.” Most of our revenues are attributed to our consolidated affiliated entities. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. For example, our consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If our consolidated affiliated entities or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated affiliated entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our variable interest entities. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with the U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation. See “– Risks Related to Doing Business in China – Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.”

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We conduct our operations in China through contractual arrangements among us, our wholly-owned PRC subsidiaries, our variable interest entities and their shareholders and we rely on the shareholders of our variable interest entities to abide by the obligations under such contractual arrangements. In particular, 21Vianet Technology is 70% owned by Mr. Sheng Chen, our executive chairman and 30% owned by Mr. Jun Zhang, our co-founder. Mr. Sheng Chen and Mr. Jun Zhang are also the ultimate shareholders of our company. The interests of Mr. Sheng Chen and Mr. Jun Zhang as the shareholders of 21Vianet Technology may differ from the interests of our company as a whole, as what is in the best interests of 21Vianet Technology may not be in the best interests of our company. We cannot assure that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of 21Vianet Technology may encounter, on one hand, and as a beneficial owner of our company, on the other hand; provided that we could, at all times, exercise our option under the optional share purchase agreement to cause them to transfer all of their equity ownership in 21Vianet Technology to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of 21Vianet Technology as provided under the power of attorney, directly appoint new directors of 21Vianet Technology. We rely on the shareholders of our variable interest entities to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company also owes to the company a duty to act with skill and care. However, the legal frameworks of China and Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by our variable interest entities that are material to the operation of certain portion of our business if the variable interest entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our variable interest entities, our variable interest entities and their subsidiaries hold certain assets that are material to the operation of our business, including intellectual property and premises and licenses. If our variable interest entities go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our variable interest entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our PRC subsidiaries and our VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and VIEs are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities. These opinions emphasized the need to strengthen regulation over illegal securities activities and the supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the ADSs and/or Notes.

Adverse changes in political and economic policies or political or social conditions of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Most of our operations are conducted in China and most of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and allocation of resources. While the PRC economy has grown significantly over the past several decades, the growth has been uneven across different periods, regions and among various economic sectors of China. We cannot assure you that the PRC economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such a slowdown will not have a negative effect on our business.

The PRC government exercises significant control over China’s economic growth through various measures, such as allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by governmental control over capital investments or changes in tax regulations that are applicable to us.

It is unclear whether PRC economic policies will be effective in maintaining stable economic growth in the future. Any slowdown in China’s economic growth could lead to reduced demand for our solutions, which could in turn materially and adversely affect our business, financial condition and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

Uncertainties with respect to the PRC legal system could limit legal protections available to you and us.

We conduct most of our business through our PRC subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are FIEs and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to FIEs.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but are not binding.

Since late 1970s, the PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China.

However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

PRC government has significant oversight over the conduct of our business.

PRC government has significant oversight over the conduct of our business and may intervene or influence our operations at any time, which may potentially result in a material adverse effect on our operations. PRC government has also recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise additional capital in international capital markets. In addition, the PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While a detailed interpretation of, or implementing rules under Article 177 are yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On January 1, 2020, the PRC Foreign Investment Law, or the Foreign Investment Law, as well as the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “– Risks Related to Our Corporate Structure.”

Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material adverse effect on our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

We may rely on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company incorporated in Cayman Islands and conduct our business primarily through our operating subsidiaries and our consolidated affiliated entities, most of which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with the PRC accounting standards and regulations. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, any portion of its after-tax profits that a subsidiary has allocated to its staff welfare and bonus fund at the discretion of its board of directors is also not distributable as cash dividends. Moreover, if our operating subsidiaries incur any debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our operating subsidiaries, including 21Vianet China, to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If we fail to acquire, obtain or maintain applicable telecommunications licenses, or are deemed by relevant governmental authorities to be operating without full compliance with the laws and regulations, our business would be materially and adversely affected.

Pursuant to the PRC Telecommunications Regulations promulgated in September 2000 and amended in July 2014 and February 2016, respectively, telecommunications businesses are divided into (i) basic telecommunications businesses, which provide public network infrastructure, public data transmission and basic voice communications services, and (ii) value-added telecommunications businesses which provide telecommunications and information services through the public network infrastructure. If the value-added telecommunications services cover two or more provinces, autonomous regions or municipalities, such services must be approved by the MIIT and the service provider is required to obtain a cross-regional value added telecommunications operation license, or the Cross-Regional VAT License.

Some of our subsidiaries and the key subsidiaries of our variable interest entities have obtained the Cross-Regional VAT Licenses issued by competent government agencies. However, we cannot assure you that PRC governmental authorities will continue to deem our hosting service and any of our newly developed technologies, network and services used in our business as a type of value-added telecommunications business covered under the Cross-Regional VAT Licenses issued and currently held by our subsidiaries and our variable interest entities’ subsidiaries. Furthermore, we cannot rule out the possibility that PRC legislators or governmental authorities will promulgate any new laws or regulations or update the current and existing laws and regulations which may clearly define or categorize our hosting service and any of our newly developed technologies, network and services used in our business as a type of basic telecommunication business, which is not covered by our VAT Licenses. As we expand our networks across China, it is also possible that the MIIT, in the future, may deem our operations to have exceeded the terms of our existing licenses. Further, we cannot assure you that our subsidiaries and our variable interest entities’ subsidiaries that currently hold the Cross-Regional VAT Licenses will be able to successfully renew their value added telecommunications business operation licenses upon the expiration, nor can we ensure that we will be able to obtain any other licenses necessary for us to carry out our business, or that our existing licenses will continue to cover all aspects of our operations upon their renewal. For example, we have learned that the MIIT will not approve any expansion of authorization by an internet data center operator to its subsidiaries, and that it will not allow any such subsidiary of an internet data center operator to renew its current authorization in the future. Instead, the MIIT will require such subsidiaries to apply for their own VAT Licenses to provide internet data center service. Beijing 21Vianet Broad Band Data Center Co., Ltd., or 21Vianet Beijing, which holds a Cross-Regional VAT License has authorized some of its subsidiaries to conduct internet data center business. As of this offering memorandum, such policy is not supported by any published laws or regulations. However, we cannot assure you that the applicable subsidiaries will be able to obtain approvals from the MIIT for their own VAT Licenses for conducting internet data center business in a timely manner or at all, or obtain approvals from the MIIT for an expansion of authorization from 21Vianet Beijing under its Cross-Regional VAT Licenses to allow internet data center service to be provided by other subsidiaries, or that we will be able to renew such authorizations and expansions in due course.

The PRC government has adopted various regulations governing the internet access services provided by enterprises engaged in the internet data center, or IDC, and internet service provider, or ISP, services, including requirements related to capital, personnel, facility, equipment and licenses, as well as territorial and business scope. In addition, such regulations prohibit ISP service providers from providing internet access services to enterprises or individuals that have not obtained operation licenses or completed required filings. If any of our customers use our services without obtaining required licenses or completing required filings, we may be subject to penalties. In addition, new laws, regulations or government interpretations may also be promulgated from time to time to regulate the hosting service or any of our related technology or services, which may require us to obtain additional, or expand existing, operating licenses or permits. Any of these factors could result in our disqualification from carrying out our current business, causing significant disruption to our business operations which may materially and adversely affect our business, financial condition and results of operations.

Under the New PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC holders of the Notes.

Pursuant to the EIT Law, as recently amended on December 29, 2018, and its implementation rules, which became effective on January 1, 2008 and most recently amended on April 23, 2019, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax, or EIT, purposes. Under the implementation rules of the EIT Law, the term “de facto management body” is defined as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which was amended in 2013 and 2017, respectively. Circular 82 and its amendments sets out certain specific criteria and process for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China.

We do not believe that our holding company is a “resident enterprise” for PRC EIT purposes However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to EIT at a rate of 25% on our worldwide taxable income as well as PRC EIT reporting obligations; (ii) a 10% withholding tax may be imposed on interest we pay to non-PRC enterprise holders (20% for non-PRC individual holders) of the Notes; and (iii) a 10% PRC tax may apply to gains realized by non-PRC enterprise holders (20% for non-PRC individual holders) of the Notes from transferring the Notes, if such income is considered PRC-source income. Any PRC tax liability with respect to payments or disposition gain on the Notes may be reduced under applicable tax treaties. However, it is unclear whether in practice non-PRC holders of Notes would be able to obtain the benefits of tax treaties between their countries and the PRC. If we are required to withhold PRC taxes from payments on the Notes, our obligation to pay Additional Amounts with respect to any PRC tax withheld (subject to certain exceptions, as more fully described under “Description of the Notes – Additional Amounts”) will increase the cost of servicing our debt and will adversely affect our cash flows and financial positions.

Similarly, such unfavorable tax consequences could apply to our Hong Kong, Cayman and BVI subsidiaries, if either of them is deemed to be a “resident enterprise” by the PRC tax authorities. Notwithstanding the foregoing provisions, the EIT Law also provides that the dividends paid between “qualified resident enterprises” are exempt from EIT. If our Hong Kong, Cayman and BVI subsidiaries are deemed “resident enterprises” for PRC EIT purposes, the dividends they receive from their PRC subsidiaries, including 21Vianet China, may constitute dividends between “qualified resident enterprises” and therefore qualify for tax exemption. However, the definition of “qualified resident enterprise” is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC EIT purposes. Even if such dividends qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to any withholding tax.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Tax issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-tax resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-tax resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may recharacterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Nevertheless, Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

On October 17, 2017, the State Administration of Tax issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-tax resident enterprise income tax. Pursuant to Circular 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by shareholders that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our Cayman Islands holding company and other non-PRC resident enterprises in our group may be subject to filing obligations or may be taxed if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our Cayman Islands holding company and other non-PRC resident enterprises in our group are transferees in such transactions. For the transfer of shares in our Cayman Islands holding company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our Cayman Islands holding company and other non-tax resident enterprises in our group should not be taxed under Circular 7 and/or SAT Bulletin 37, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply Circular 7 and/or SAT Bulletin 37 to our offshore restructuring transactions where non-PRC resident investors were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under Circular 7 and/or SAT Bulletin 37 and may be required to comply with or to establish that we should not be taxed under Circular 7 and/or SAT Bulletin 37, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Discontinuation of any of the preferential tax treatments available to us or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The EIT Law and its implementation rules unified the previously-existing separate income tax laws for domestic enterprises and FIEs and adopted a unified 25% EIT rate applicable to all resident enterprises in China, except for certain entities established prior to March 16, 2007 that are eligible for their existing preferential tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007. In addition, certain enterprises may enjoy a preferential EIT rate of 15% under the EIT Law if they qualify as High and New Technology Enterprise, or HNTE, subject to various qualification criteria.

A number of our PRC subsidiaries and consolidated affiliated entities, including 21Vianet Beijing, SH Blue Cloud, TenxCloud Technology Co., Ltd. and Shenzhen Diyixian Telecommunication Co., Ltd., or SZ DYX, are entitled to enjoy a preferential tax rate of 15% due to their qualification as HNTE. The qualification as a HNTE is subject to annual administrative evaluation and a three-year review by the relevant authorities in China. If 21Vianet Beijing, SH Blue Cloud, TenxCloud Technology Co., Ltd. and SZ DYX fail to maintain or renew their HNTE status, their applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

In April 2011, 21Vianet (Xi’an) Information Outsourcing Industry Park Services Co., Ltd., or Xi’an Sub, a subsidiary of 21Vianet Beijing located in Shaanxi Province, was qualified for a preferential tax rate of 15% and started to apply this rate from then on. The preferential tax rate is awarded to companies that are located in West Regions of China which operate in certain encouraged industries. This qualification will need to be assessed on an annual basis. For the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021, the tax rate assessed for Xi’an Sub was 15%, 15%, 15% and 15%, respectively.

For the year ended December 31, 2020, our other PRC subsidiaries would be subject to an EIT rate of 25%, unless they are qualified as Small Scale and Low Profit Enterprises which would be entitled to exempt fifty percent (50)% or twenty five percent (25)% of their income from tax, depending on their annual taxable income, and enjoy a reduced EIT rate of 20%.

The M&A Rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM, in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the MOFCOM or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, the Anti-Monopoly Law requires that the State Administration for Market Regulation of the PRC, or the SAMR, be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. Part of our growth strategy includes acquiring complementary businesses or assets in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If any of our acquisitions were subject to the M&A Rule and were found not to be in compliance with the requirements of the M&A Rule in the future, relevant PRC regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” is not clearly defined under such measures, and could be broadly interpreted. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. As our business may be deemed to constitute the foregoing circumstances, we cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our overseas offerings to make loans or additional capital contributions to our PRC subsidiaries or consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we received from our overseas offerings or in other financing activities, as an offshore holding company, we may make loans to our PRC subsidiaries or our consolidated affiliated entities in the PRC, or we may make additional capital contributions to our PRC subsidiaries or consolidated affiliated entities. Any loans to our PRC subsidiaries or our consolidated affiliated entities in the PRC are subject to PRC regulations. For example, loans by us to our PRC subsidiaries, which are FIEs, to finance their activities cannot exceed a statutory cap and must be filed with the State Administration of Foreign Exchange, or SAFE, through the online filing system of SAFE after the loan agreement is signed and no later than three business days prior to the borrower withdraws any amount.

In addition, our PRC subsidiaries and consolidated affiliated entities are also required to withhold a 10% (or 7% if paid to a Hong Kong resident who qualifies for the benefits of the tax treaty between China and Hong Kong) tax on interest paid under any cross-border shareholder loan. Prior to the payment of any interest and principal on any such shareholder loan, our PRC subsidiaries must present evidence of registration with SAFE regarding any such shareholder loan and may be required to provide evidence of payment of withholding tax on the interest payable on that loan.

We may also decide to finance our PRC subsidiaries for operations in China by means of capital contributions. These capital contributions are subject to the registration with the SAMR or its local counterpart and registration with a local bank authorized by SAFE. We cannot assure you that we will be able to obtain these government approvals or complete such registration on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to complete such registration or filing, our ability to use the proceeds from our overseas offerings and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.

We earn most of our revenues and incur most of our expenses in Renminbi. However, Renminbi is not freely convertible at present.

The PRC government continues to regulate conversion between Renminbi and foreign currencies, despite the significant reduction in its control in recent years over trade transactions involving import and export of goods and services as well as other frequent routine foreign exchange transactions. These transactions are known as current account items. However, remittance of Renminbi by foreign investors into the PRC for the purposes of capital account items, such as capital contributions, is generally permitted upon obtaining specific approvals from, or completing specific registrations or filings with, the relevant authorities on a case-by-case basis and is subject to a strict monitoring system. Regulations in the PRC on the remittance of Renminbi into the PRC for settlement of capital account items are developing gradually. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the SAFE. However, foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register or file with PRC governmental authorities, including the SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be filed with the SAFE after the loan agreement is signed and at least three business days before the borrower draws any amount from the foreign loan, and the accumulative amount of foreign currency loans borrowed by a PRC subsidiary may not exceed a statutory upper limit. If we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions are subject to the registration with the SAMR or its local counterpart and registration with a local bank authorized by SAFE. Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to meet our foreign currency obligations or otherwise materially and adversely affect our business.

In March 2015, SAFE promulgated the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which was most recently amended on December 30, 2019. SAFE Circular No. 19 provides that, among other things, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into RMB on a discretionary basis according to the actual needs. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular No. 16, to further expand and strengthen such discretionary conversion reform under SAFE Circular No. 19. SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis which applies to all enterprises registered in the PRC. Pursuant to SAFE Circular No. 16, in addition to foreign currency capital, the discretionary conversion policy expands to foreign currency debts borrowed by an enterprise (except financial institutions) and repatriated funds raised through overseas listing. In addition, SAFE Circular No. 16 has narrowed the scope of purposes for which an enterprise must not use the RMB funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations; (ii) investment in securities or other financial products other than banks’ principal- secured products; (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise; and (iv) construction or purchase of non-self-used real properties, except for the real estate developer. On October 23, 2019, the SAFE issued the Circular on Further Advancing the Facilitation of Cross Border Trade and Investment, or SAFE Circular 28. SAFE Circular 28 provides, among others, that the foreign-invested enterprises can use RMB converted from foreign currency denominated capital for equity investment in China, provided that the equity investments are genuine and in compliance with the applicable foreign investment- related laws and regulations.

Pursuant to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business promulgated and effective on April 10, 2020 by SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Fluctuation in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

As our costs and expenses are mostly denominated in RMB, any appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and VIEs in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. To the extent that we need to convert any portion of the proceeds denominated in U.S. dollars that we received from our securities issuances into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for interest on our Notes, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material and adverse effect on the value of the Notes.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies, to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

In October 2005, SAFE issued the Circular on the Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, or Circular 75, which is now replaced by the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE on July 4, 2014. According to Circular 37, PRC residents are required to register with local SAFE branches in connection with their direct establishment or indirect control of an offshore entity for the purposes of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. SAFE Notice 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to the Circular 37, except that those PRC residents who have failed to comply with Circular 37 will remain to fall into the jurisdiction of the local SAFE branches and must make their supplementary registration application with the local SAFE branches.

Our current PRC resident beneficial owners, including our co-founders Sheng Chen and Jun Zhang, have filed the foreign exchange registration in connection with their respective overseas shareholding in our Company in accordance with the Circular 37 on June 10, 2014. We cannot assure you when our co-founders can successfully complete their registrations. We have also requested other PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. We attempt to comply, and attempt to ensure that these PRC residents holding direct or indirect interest in our company comply, with the relevant requirements, and those persons holding direct or indirect interests in our securities whose identities and addresses we know and who are subject to Circular 37 and the relevant SAFE regulations have conducted the registration procedures prescribed by Circular 37 and will update such registration. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37 or the relevant SAFE regulations. The failure or inability of PRC residents, including our co-founders, to make any required registrations or comply with other requirements under Circular 37 and the relevant SAFE regulations may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries and our consolidated affiliated entities, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

Failure to comply with the registration requirements for employee share option plans may subject our equity incentive plan participants who are PRC residents or us to fines and other legal or administrative sanctions.

Since 2007, SAFE has implemented rules requiring PRC residents who participate in employee stock option plans of overseas publicly listed companies to register with SAFE or its local office and complete certain other procedures. Effective on February 15, 2012, SAFE promulgated the Circular on the Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in an Employees Share Incentive Plan of an Overseas-Listed Company, or SAFE Notice 7.    Under SAFE Notice 7, PRC residents who participate in a share incentive plan of an overseas publicly listed company are required to register with SAFE and complete certain other procedures. PRC residents include directors, supervisors, management and employees of PRC domestic companies specified in the Administrative Regulations of the People’s Republic of China on Foreign Exchange, regardless of nationality. SAFE Notice 7 further requires that an agent should also be designated to handle matters in connection with the exercise or sale of share options granted under the share incentive plan to participants. We and the PRC residents to whom we have granted stock options are subject to SAFE Notice 7. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.